

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2019

Raj Mehra, Ph.D.
Chief Executive Officer
Seelos Therapeutics, Inc.
300 Park Avenue, 12th Floor
New York, NY 10022

      Re: Seelos Therapeutics, Inc.
            Registration Statement on Form S-1
            Filed November 21, 2019
            File No. 333-234812

Dear Mr. Mehra:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ada D. Sarmento at 202-551-3798 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences

cc: Jeffrey T. Hartlin, Esq.